UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815305

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 961815305	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 15,257,507
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 15,257,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257,507
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 15,257,507
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 15,257,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257,507
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 6 Pages

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”) (the Original 13D and Amendments Nos. 1 through 6, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 5. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 5, as applicable.

Item 4. Purpose of Transaction

The last two paragraphs of Item 4 of the Schedule 13D are hereby deleted and replaced with the following three paragraphs:

On August 3, 2009, the Charter Amendment was approved by the stockholders of the Issuer and, upon the filing thereof on August 3, 2009 with the Secretary of State of Delaware, became effective. At that time, all then outstanding shares of Preferred Stock of the Issuer were automatically converted into Common Stock, the Warrants were cancelled and the Issuer effected a reverse stock split on a 200 to 1 basis.

The Reporting Persons consider the shares of Common Stock that each beneficially owns an investment made in the ordinary course of their respective businesses. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, one or more of the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed (including, without limitation, through an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or through a public offering upon exercise of registration rights), such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

The descriptions herein of the 2008 Purchase Agreement, Equity Purchase Agreement, Investor Rights Agreement and Debt Purchase Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1 to the Original 13D and Exhibits 6,7 and 8 to Amendment No. 5, respectively, and which are specifically incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The assets held by the Gores Entities, including the Common Stock, may be pledged from time to time in the ordinary course as collateral security for existing indebtedness of the Gores Entities. No such activity is expected to have any effect on the beneficial ownership of the Common Stock.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

CUSIP No. 961815305	13D	Page 5 of 6 Pages

In connection with the transactions described in the Schedule 13D, Gores Radio entered into (i) the 2008 Purchase Agreement, (ii) the Equity Purchase Agreement, (iii) the Debt Purchase Agreement, (iv) the Investor Rights Agreement and (v) the Registration Rights Agreement (as defined below) as amended by the Registration Rights Amendment (as defined below), certain provisions of which are described in Item 4 or are described below.

Equity Purchase Agreement

The Equity Purchase Agreement contains customary representations and warranties that, subject to certain exceptions, generally survive for two years from the Closing Date. The Issuer has agreed to indemnify Gores Radio (and its affiliated parties) for: (1) any breach of any of the representations, warranties or covenants made by the Issuer in the Purchase Agreement or (2) any action or proceeding brought in connection with the Transactions, subject to certain exceptions.

Registration Rights Agreement

As part of the 2008 Purchase Agreement, Gores Radio entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. In connection with the Restructuring, Gores Radio entered into an amendment of the Registration Rights Agreement (the “Registration Rights Amendment”). As amended, the Registration Rights Agreement provides Gores Radio with shelf, demand and piggy-back registration rights with respect to the resale of the shares of the Common Stock owned by Gores Radio and its affiliates (including shares issuable upon conversion of the Preferred Stock or exercise of the Warrants).

The descriptions herein of the Equity Purchase Agreement, Registration Rights Agreement and Registration Rights Amendment, are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 6 to Amendment No. 5, Exhibit 2 to the Original 13D and Exhibit 9 to Amendment No 5, respectively, and which are specifically incorporated herein by reference in their entirety.

CUSIP No. 961815305	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2009

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven Eisner
Steven Eisner
Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner
Vice President